WILL LIEBMANN 210.281.7075/fax: 210.224.2035 wliebmann@akingump.com

February 24, 2006

Via Overnight Delivery (copy by EDGAR)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Paul Monsour, Mail Stop 3720

Re:	VeriChip Corporation
Registration Statement on Form S-1
File Number 333-130754

Dear Mr. Monsour:

As I discussed in a telephone conversation with Mr. Albert Pappas this afternoon, on behalf of my client, VeriChip Corporation (the “Company”), I am responding by this letter to one of the Staff’s comments to the Company by its letter dated January 27, 2006 relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Also enclosed with this letter are excerpts taken from the proposed Amendment No. 1 to the Registration Statement (the “Amendment”) that is currently being prepared for filing. The excerpts have been marked to show changes made to the disclosure contained in the original Registration Statement.

The Company is currently a wholly-owned subsidiary of Applied Digital Solutions, Inc. (“Applied Digital”). Applied Digital is a reporting company under the Exchange Act. We believe that the resolution of the issues addressed in the Staff’s comment number 51 could have implications on the financial statements of Applied Digital that will need to be reported in Applied Digital’s upcoming Annual Report on Form 10-K. Accordingly, we would appreciate the Staff’s review of this response to comment number 51 at your earliest convenience. We would also welcome the opportunity to discuss this response with you and other members of the Staff in a telephone conference, if necessary. Following is the response to the Staff’s comment number 51.

300 Convent Street, Suite 1500 / San Antonio, Texas 78205-3732 / 210.281.7000 / fax: 210.224.2035 / akingump.com

Securities and Exchange Commission

February 24, 2006

Note 8 – Stockholder’s Equity, page F-39

51.	Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2005 and for any options granted in 2006 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value, including each of the assumptions disclosed at page F-40. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

•	the grant date,

•	grantee,

•	vesting terms,

•	estimated fair value at each grant date,

•	and the amounts recorded as deferred compensation, if any.

Please disclose in MD&A the following information relating to your issuances of stock options:

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

•	The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

Disclose the exercise price and other significant provisions for the 0.1 million options granted to a consultant.

In response to the Staff’s comment, we intend to add disclosure to the Amendment to disclose the requested information relating to the Company’s issuance of stock options. An excerpt of this disclosure is attached to this letter as Exhibit A and is marked to show changes made to the disclosure contained in the Registration Statement. We also intend to add disclosure to the Amendment to disclose the exercise price and other significant provisions of the options granted to a consultant. An excerpt of this disclosure is attached to this letter as Exhibit B and is marked to show changes made to the disclosure contained in the Registration Statement.

Securities and Exchange Commission

February 24, 2006

The Company is supplementally providing the Staff with the following schedule and other information to provide the Staff with the information requested to assist the Staff with its evaluation of the Company’s estimates concerning the fair value of the Company’s common stock in connection with recent stock option grants:

Grant Date	No. of Options (1)		Grantee(s)	Relationship to VeriChip Corporation	Vesting Terms (2)	Estimated Fair Value on Date of Grant (1)	Deferred Compensation Expense Recorded
2/22/05	133,333		Dr. Mehta and Mr. Weintraub	Advisory Board Members	Fully vest December 30, 2005	$1.65	(4)

5/23/05	66,667		Jonathan Musher	Advisory Board Member	Fully vest December 30, 2005	$1.82	(4)

7/1/05	700,466	(3)	Various VeriChip Employees	Employees and one director	Fully vest December 30, 2005	$2.31	(5)

7/1/05	33,333		Applied Digital Employee	Employee of parent company	Fully vest December 30, 2005	$2.31	(4)

7/5/05	166,667		Tommy Thompson	Director	Fully vest December 30, 2005	$2.31	(5)

8/11/05	166,667		Dan Gunther	Employee	Fully vest December 30, 2005	$2.31	(5)

12/12/05	16,667		Michael May	Employee of sister company	Fully vest December 30, 2005	$6.75	(4)

1/15/06	5,749		Nurez Khimji and Malik Talib	Employees	Vest one third on each anniversary of grant date	$6.75	(6)

(1)	The number of options and the fair value on the date of grant reflect the 2-for-3 reverse stock split effectuated on December 20, 2005.

(2)	The options were originally granted with various vesting terms ranging from six months to three years. On December 12, 2005, VeriChip’s board of directors approved the acceleration of the vesting of these options effective December 30, 2005.

(3)	Includes 6,667 options that were forfeited upon an employee’s termination.

(4)

The company recorded compensation expense associated with these options in accordance with FAS 123 and EITF 96-18. These options were fully expensed as of the vesting date, which was December 30, 2005. Compensation expense was recorded for these options

Securities and Exchange Commission

February 24, 2006

based upon the value of the underlying common stock on the vesting date. The fair value used to measure this compensation expense was $6.75 per share. No deferred compensation expense was recorded on the balance sheet as of September 30, 2005 in connection with these options.

(5)	The Company did not record any compensation expense associated with these options in accordance with APB 25 and FIN 44.

(6)	In accordance with FAS 123(R), the Company will record compensation expense associated with these options over the vesting period. The Company has not yet determined the amount of compensation expense associated with these options.

The options listed above were granted at exercise prices equal to or greater than the value of the underlying common stock on the date of each grant, as determined by the Company’s management. The Company’s management determined these values principally based upon internal valuation estimates as well as arms-length transactions involving the fair value of the businesses the Company acquired. The assumptions used by the Company’s management included:

•	projected operating performance;

•	risk of non achievement of projected operating performance;

•	the purchase prices of the two businesses acquired during the first half of 2005, including the risk that the acquisitions may not have been completed at certain interim valuation dates; and

•	trends and comparable valuations in the broad market for privately-held and publicly-traded technology and medical device companies.

The following discussion relates to the determination of the fair market value of options granted by the Company from January 1, 2005 to August 11, 2005. Stock options granted subsequent to August 11, 2005 have been valued using the estimated IPO price. Compensation expense associated with stock options granted during the first six months of 2005 has been re-measured to reflect the value of the options on the vesting dates as discussed above.

Securities and Exchange Commission

February 24, 2006

Projected Operating Performance and Risk:

To value its human implantable microchip business, management prepared a five-year forecast of projected operating cash flows. Management considered the newness of the technology, the lack of significant sales to date and the uncertainty regarding the speed of adoption of the implantable microchip in determining the projected cash flows. Unlevered free cash flow was used as the measure of cash flows for each of the five years, and earnings before interest, taxes, depreciation and amortization, or EBITDA, was used to measure terminal value. Management applied multiples ranging from 10.0 to 13.5 to the fifth year EBITDA projection in order to calculate a terminal value. Management considered the multiples used by RFID and medical device companies in determining the relevant multiple.

Management considered the risks and uncertainty related to the achievement of the cash flows for the implantable microchip business in determining an appropriate discount rate to apply to the projected cash flows and terminal value. The rate was determined based on the risk free rate of the 10-year U.S. Treasury Bond plus an applicable market risk premium and the specific risk premium associated with the company’s facts and circumstances. (The discount rate utilized by the Company was the rate of return expected from the market or the rate of return for a similar investment with similar risks). Management believes that the discount rates applied are within the range of rates that would be applied by third party valuation companies.

Purchase Prices of the Two Businesses Acquired During the First Half of 2005:

Since VCI and Instantel were both recent acquisitions between the Company and independent third parties, management felt that it was appropriate to determine the incremental value added to the Company by each of these acquisitions by reference to their purchase prices, adjusted for the risk that the acquisitions may not have been completed at certain interim valuation dates. Thus, for valuations prepared from January 1, 2005 to May 22, 2005, management added the purchase price, adjusted in the case of pre-acquisition interim valuation dates, of VCI to the valuation of the implantable microchip business in order to determine an enterprise value for the Company. For valuations prepared from June 1, 2005 to August 11, 2005, management added the purchase prices, adjusted in the case of Instantel for pre-acquisition interim valuation dates, of both VCI and Instantel to determine the enterprise value.

Other Factors:

Management computed the fully diluted value of each share of VeriChip’s common stock in order to factor in the dilutive effect of reflecting in the money stock options and warrants at each valuation date.

Securities and Exchange Commission

February 24, 2006

Based upon the valuation methodology used by the Company’s management as described above, management believes that the options granted during 2005 were granted at exercise prices at or above the fair market value of the Company’s common stock on the dates of grant.

Should you have any questions regarding this letter or our response to your comment number 51, please contact me at (210) 281-7075.

Very truly yours,

/s/ Will Liebmann
Will Liebmann

Enclosures

cc:	Mr. Albert Pappas, Staff Attorney, U.S. Securities Exchange Commission
Kevin H. McLaughlin, VeriChip Corporation
Nurez Khimji, VeriChip Corporation
Seth Molay, P.C.

Exhibit A

Excerpt from Proposed Amendment No. 1 to the Registration Statement

From MD&A Section (from pages 31-33 of the Registration Statement):

Stock-Based Compensation

We account for our employee stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB Opinion No. 25, and the disclosure provisions of FAS 123. In accordance with this accounting literature, no compensation cost is recognized for any of our fixed stock options granted to employees and directors when the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the option grant date. When options are granted to employees and directors at a price less than fair market value on the date of the grant, compensation expense is required to be calculated based on the intrinsic value (i.e., the difference between the exercise price and the fair value on the date of the grant), and the compensation is recognized over the vesting period of the options. If the options are fully vested, the expense is recognized immediately. Changes in the terms of stock option grants, such as extending the vesting period of the options or changes in the exercise price, result in variable accounting in accordance with APB 25, such that compensation expense is measured and recognized over the vesting period. If the modified grant is fully vested, any additional compensation costs are recognized immediately.

We granted to certain of our employees and directors options to purchase shares of our common stock. ~~The options~~ during the period January 1, 2005 to August 11, 2005 that were granted at exercise prices equal to or greater the value of the underlying common stock on the date of each grant, as determined by our management. Our management determined these values principally based upon internal valuation estimates as well as arms-length transactions involving the fair value of the businesses we acquired. Due to management’s familiarity with discounted cash flow analyses and the readily available values contributed by the businesses acquired, management choose not to obtain contemporaneous valuations by an unrelated valuation specialist. The assumptions used by our management included:

•	our projected operating performance;

•	~~risk and the non-liquid nature of our common stock;~~

•	risk of non achievement of projected operating performance;

•	the purchase prices of the two businesses acquired during the first half of ~~2005~~2005, including the risk that the acquisitions may not have been completed at certain interim valuation dates; and

•	trends and comparable valuations in the broad market for privately-held and publicly-traded technology and medical device companies.

Management’s valuation methodology including terminal and enterprise value was based on the following factors:

•	Unlevered free cash flows for the Company’s implantable microchips were generated for five years, which was deemed to be the appropriate valuation period;

•	Earnings before interest, taxes, depreciation and amortization were used to measure terminal value;

•	A terminal value was calculated. (Management considered the relevant multiples for RFID and medical device companies in determining the appropriate terminal value multiple);

•	A discount rate was applied to the net free cash flows and terminal value. The rate was determined based on the risk free rate of the 10-year U.S. Treasury Bond plus an applicable market risk premium and the specific risk premium associated with the company’s facts and circumstances. (The discount rate utilized by the Company was the rate of return expected from the market or the rate of return for a similar investment with similar risks);

•	The purchase prices of VCI and Instantel adjusted for the risk that the acquisitions may not have been completed at certain interim valuation dates, were added to the value of the implantable microchip business to determine enterprise value; and

•	Management computed the fully diluted value of each share of VeriChip’s common stock in order to factor in the dilutive effect of reflecting in the money stock options and warrants at each valuation date.

There are inherent uncertainties in making estimates about forecasts of future operating results and identifying comparable companies and transactions that may be indicative of the fair value of our securities. We believe that the estimates of the fair value of our common stock at each option grant date are reasonable under the circumstances.

Stock options granted subsequent to August 11, 2005 have been valued using the estimated IPO value. The significant factors contributing to the difference between the fair value of the stock options granted during the period January 1, 2005 to August 11, 2005 and the estimated IPO value include, among others:

•	the acceptance of our VeriMed patient identification system beginning in the latter part of the third quarter of 2005. As of August 1, 2005, five hospitals had agreed to adopt our VeriChip patient identification system in their emergency departments and we had a goal of having 20 to 25 hospitals agree to adopt our VeriMed patient identification system by December 31, 2005. After our attendance at the American College of Emergency Physicians’ Scientific Assembly, which took place in Washington D.C. from September 26 to 29, 2005, 49 hospitals agreed to adopt our VeriMed patient identification systems and as of December 15, 2005, 66 hospitals had agreed to implement our VeriMed patient identification system in their emergency rooms;

•	during the latter part of 2005, we began laying the ground work for the integration of all of our RFID systems into our VeriChip Auto-ID platform, which we expected to have completed by late 2006. We believe that a truly integrated platform and infrastructure for our complete healthcare product portfolio will provide us with significant point of competitive differentiation;

•	the expanded market opportunities for our asset location and tracking system to our existing Instantel customers. Today, our AssetTrac system is essentially a new product. It is our first end-user application utilizing our VeriChip Auto-ID platform. The new platform has expanded the deployment options which can range from entry-level portal only coverage to full RFID coverage as well as a mix of resolutions in between;

•	the identification of additional strategic markets for the implantable VeriChip. For example, in the wake of Hurricane Katrina, we donated implantable VeriChips in Missouri and Texas during the last half of September 2005 in conjunction with FEMA’s department of mortuary services to help identify corpses. The success of this new use for VeriChip’s microchips has led to the development of VeriTrace, the only end-to-end implantable tagging solution for the accurate tracking and identification of human remains and associated evidentiary items; and

•	the expansion of our systems into international markets. On October 19, 2005, we shipped our first Hug infant protection system for use in the United Kingdom, and in early January 2006, we completed the negotiations of our agreement with Ingersoll Rand Security Technologies, a sector of Ingersoll-Rand Company Limited. Under the terms of the agreement, Ingersoll Rand Security Technologies has the non-exclusive right to promote, sell, install and maintain certain of VeriChip’s infant protection, wander prevention and asset tracking products, as well as the related Auto-ID platform and application development interface, in healthcare, commercial and industrial markets in North and South America, including the Caribbean and Hawaii.

We have also granted nonqualified stock options to employees of Applied Digital and other non-employees who have provided services to us. For these options, we recognized the stock-based expense as the options vested based on an estimate of their fair value on the date of grant using the Black-Scholes option pricing model, which requires us to make several key judgments including:

•	the estimated value of our common stock;

•	the expected life of issued stock options;

•	the expected volatility of our stock price; and

•	the expected dividend yield to be realized over the life of the stock option.

We prepared these estimates based upon our historical experience, the stock price volatility of comparable publicly-traded companies, including Applied Digital, and our best estimation of future conditions.

On December 12, 2005, our board of directors approved a proposal which provides for vesting on December 30, 2005 of all of our outstanding and unvested stock options previously awarded to employees, and directors and to one employee of Applied Digital (to the extent not already vested on that date), provided, however, that the grantee that acquires any shares pursuant to such an option (the vesting of which has been accelerated) shall not be permitted to sell such shares until the earlier of: (i) the original vesting date applicable to such option or (ii) the date on which such grantee’s employment terminates for any reason.

The purpose of the accelerated vesting was to enable us to avoid recognizing in our statement of operations non-cash compensation expense associated with the options in future periods. As a result of the acceleration, we expect to avoid recognition of up to approximately $0.6 million of compensation expense in our statement of operations over the course of the original vesting period. Such expense will be included in our pro forma stock-based footnote disclosure for the quarter ended December 31, 2005. The majority of such compensation expense is expected to be avoided in 2006. FASB Financial Interpretation No. 44 requires us to recognize compensation expense under certain circumstances, such as a change in the vesting schedule when such options are in the money on the date of acceleration, that would allow an employee to vest an option that would have otherwise been forfeited based on the award’s original terms. We would be required to begin to recognize compensation expense over the new expected vesting period based on estimates of the number of options that employees ultimately will retain that otherwise would have been forfeited, absent the modifications. The majority of the accelerated options, absent the acceleration, would have been vested over the next six months, with a smaller percentage vesting over the next thirty-three months. Such estimates of compensation expense would be based on such factors as historical and expected employee turnover rates and similar statistics. Of the 1.0 million stock options that were affected by the acceleration of vesting, substantially all of the $4.4 million of intrinsic value of the newly vested options is attributable to our executive officers and directors. We are unable to estimate the number of options that our employees and directors will ultimately retain that otherwise would have been forfeited, absent the acceleration. Based on the current circumstance, the high concentration of options awarded to officers and directors and our historical turnover rates, no compensation expense resulting from the new measurement date will be recognized by us on December 30, 2005. We will recognize compensation expense in future periods, should a benefit be realized by the holders of the aforementioned options, which they would not otherwise have been entitled to receive. If we are required to recognize such compensation expense, it could have a material impact on our results of operations.

In December 2004, the Financial Accounting Standards Board, or FASB, issued FAS 123R. FAS 123R is more fully described below under “Impact of Recently Issued Accounting Standards.” The provisions of FAS 123R will become effective for us beginning January 1, 2006. As discussed above, all of our outstanding employee stock options will be vested upon adoption on January 1, 2006, and, therefore, we do not expect that the initial adoption of FAS 123R will have a material impact on our consolidated results of operations and earnings (loss) per share. However, going forward, as we grant more options, we expect that the impact may be material. We have not yet determined the method of adoption, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures required under FAS 123, although we anticipate that the amounts may be greater due to increases in personnel during 2005. In addition, we have not yet determined the impact of FAS 123R on our compensation policies or plans, if any.

Exhibit B

Excerpt from Proposed Amendment No. 1 to the Registration Statement

From Notes to Company’s Condensed Consolidated Financial Statements (unaudited)

(from page F-39 of the Registration Statement):

8. Stockholder’s Equity (Capital Deficit)

On August 21, 2002, the Company issued to IBM Credit Corporation a warrant to acquire 1,232,667 shares of the Company’s common stock at an exercise price of $0.075 per share, which represented management’s estimate of fair value at the time of grant. The warrant was issued in connection with an amendment to a credit agreement between Applied Digital, certain of its subsidiaries and IBM Credit Corporation. The warrant was exercisable on the date of grant and expires on August 21, 2007. The fair value of the warrant of approximately $44,000 was reflected as a deemed dividend to Applied Digital. The fair value of the warrant was determined using the Black-Scholes valuation model and the following assumptions:

Warrant life	5 years
Risk free interest rate	3.31%
Expected volatility	50.00%
Expected dividend yield	0.00%

In February 2002, the Company’s board of directors approved the VeriChip Corporation 2002 Flexible Stock Plan, or the “VeriChip 2002 Plan”. Under the VeriChip 2002 Plan, the number of shares for which options, SARs or performance shares may be granted is 5.9 million. As of September 30, 2005, approximately 3.2 million options, net of forfeitures, have been granted to directors and employees under the plan, and all of these options were outstanding as of September 30, 2005. As of September 30, 2005, approximately 2.2 million options, net of forfeitures, have been granted to consultants and employees of Applied Digital either under the plan or outside of the plan as an inducement to employment. All of these options were outstanding as of September 30, 2005. The options typically vest from one to three years from the date of grant and expire up to nine years from the vesting date. As of September 30, 2005, no SARs have been granted under the VeriChip 2002 Plan.

On May 6, 2005, the Company’s board of directors approved the VeriChip Corporation 2005 Flexible Stock Plan, or the “VeriChip 2005 Plan”. Applied Digital’s shareholders approved the plan on June 11, 2005. Under the VeriChip 2005 Plan, the number of shares for which options, SARs or performance shares may be granted is 0.8 million. As of September 30, 2005, approximately 0.7 million options, net of forfeitures, have been granted to directors, officers, and employees under the plan, and all of these options were outstanding as of September 30, 2005. All of these options were outstanding as of September 30, 2005. The options vest from one to two years from the date of grant and expire nine years from the vesting date. As of September 30, 2005, no SARs have been granted under the VeriChip 2005 Plan.

In addition, as of September 30, 2005 0.1 million options have been granted outside of the plans to a consultant. These options were granted at an exercise price of $1.82 per share, vested on December 30, 2005 and expire on May 23, 2014.

B-1